

Mail Stop 7010

September 11, 2007

By U.S. Mail and Facsimile

Mr. Tom L. Ward
Chairman, Chief Executive Officer and President
SandRidge Energy, Inc.
1601 N.W. Expressway, Suite 1600
Oklahoma City, Oklahoma 73118

> **Re: SandRidge Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 13, 2007**
> **File No. 333-145386**

Dear Mr. Ward:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We understand from your counsel that you will update disclosure throughout the registration statement, including providing interim financial statements for the quarter ended June 30, 2007, with your next amendment.

Also please revise your disclosure in this registration statement to comply with all applicable comments related to the other Form S-1 registration statement, file no. 333-144004, that you currently have on file with us.

2.   You currently omit material information, including disclosure pertaining to the Offering section on page 8 and the Description of Capital Stock section on page 118. We will need the opportunity to review all new disclosure, including this information and the disclosure required pursuant to Items 507 and 508 of Regulation S-K. To expedite the review process, please provide all this information promptly. We may have additional comments.

3.   We note by reference to page 111 that you are registering common stock that may be issuable upon conversion of convertible preferred stock "that may be issued upon tender to us of outstanding common shares in connection with the exercise of outstanding warrants to purchase our convertible preferred stock." Disclose the material terms of the warrants and how the price of the convertible preferred stock will be determined.   Provide us with your analysis of whether this part of the transaction is complete and the common stock underlying the unissued convertible preferred stock may properly be registered. *See* Interpretation No. 3S(b) of the Regulation S-K section of the Division of Corporation Finance's March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

Summary

Initial Public Offering, page 6

4.   Once known, expand this section to quantify the price per share, the number of shares being registered for sale by selling shareholders and the number to be offered on a primary basis.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Mark Kelly (via facsimile)
        D. Levy
        T. Levenberg